UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´ MEETING MINUTES No. 417

In the City of Buenos Aires, on August 9, 2017, at 10:00 am, the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit: Ricardo Torres, Marcelo Mindlin, Carolina Sigwald, Maximiliano Fernández, Eduardo Llanos, Carlos Lorenzetti, Mariano García Mithieux and Lucas Amado held a meeting in the head office at Av. del Libertador 6363. Mr. Daniel Abelovich, Mr. Damián Burgio and Mr. Carlos Vidal attended the meeting, representing the Supervisory Committee. Furthermore, alternate Director Gerardo Paz and Leandro Montero, the Company`s Director of Finance and Control, attended the meeting, who joined the discussion at the Meeting, and Mr. Sergio Cravero, partner in PwC, also attended the meeting in his capacity as Edenor S.A.`s external auditor.  The Meeting was chaired by the Chairman, Mr.  Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST ITEM of the Agenda as timely informed: […].Thereafter, the SECOND ITEM of the Agenda was submitted to consideration: 2°) Consideration of the interim Financial Statements as of June 30, 2017. The Chairman informed that the Meeting should consider the Financial Statements and other documents for the six-month period ended June 30, 2017, and stated all attendees were aware of all such documents as they were handed over to them with the call to the Meeting. Accordingly, the Chairman moved to avoid reading those documents, which motion was unanimously approved.  Thereafter, the Chairman moved all Directors to consider the Interim Condensed Financial Statements as of June 30, 2017, and for the six-month periods ended June 30, 2017 and 2016, including the General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, supplementary documents, Informative Report, information required under the Regulations of the Buenos Aires Stock Exchange, reports of the Certifying Accountant and the Supervisory Committee, all for the period ended June 30, 2017. The Chairman moved all attendees to approve all documents submitted for consideration. After discussing and voting on the motion, the Board of Directors unanimously RESOLVED TO: (i) Approve all documents submitted for consideration in that Item of the Agenda; (ii) Take note of the reports attached to the Financial Statements approved; and (iii) Authorize either the Chairman or Vice-Chairman to sign the Financial Statements for the period ended June 30, 2017. Thereafter, the THIRD ITEM of the Agenda was submitted to consideration: […].There being no further issues to transact, the meeting was adjourned at 12:00 am.

Undersigning Directors: Ricardo Torres, Marcelo Mindlin, María Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Carlos A. Lorenzetti, Mariano García Mithieux, Lucas Amado, Leandro Montero, Gerardo Paz, José Daniel Abelovich, Damián Burgio and Carlos Vidal.-

Carlos D. Ariosa

EDENOR S.A.

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 16, 2017